GREENFIELD GROVES INC., a NEVADA CORPORATION

PROMISSORY NOTE

Borrower: Greenfield Groves Inc.

Lender: Lindsay Giguiere

Principal Amount: $15,000.00 USD

FOR VALUE RECEIVED, The Borrower promises to pay to the Lender at such address as may be provided in writing to the Borrower, the principal sum of $15,000.00 USD, with interest payable on the unpaid principal at the rate of zero percent (0.00%) per annum, calculated yearly not in advance.

This Note will be repaid in full exactly three years from the date of its delivery, set forth below.

At any time while not in default under this Note, the Borrower may pay the outstanding balance then owing under this Note to the Lender without further bonus or penalty.

In the event of default, all principal and interest set forth in this Note will become immediately due and interest shall double (i.e., to 0.00% per annum) until the full outstanding amount has been paid.

If any term, covenant, condition or provision of this Note is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Note will in no way be affected, impaired or invalidated as a result.

This Note will be construed in accordance with and governed by the laws of the State of Nevada.

This Note will inure to the benefit of, and be binding upon, the respective heirs, executors, administrators, successors and assigns of the Borrower and the Lender. The Borrower waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF the Borrower has duly affixed its signature by a duly authorized officer on this 20th day of December, 2020.

GREENFIELD GROVES INC.

By:	/s/Lindsay Giguiere
Name: Lindsay Giguiere
Title:President

Address:	18575 Jamboree Road #6
Irvine, CA 92612